

January 9, 2014

<u>Via E-mail</u>
Noah Tan
President
Ezagoo Inc.
F/L 6th, Super Star Entrepreneurial Base
Lujing Road, High-tech Zone
ChangSha, China

   Re: **Ezagoo Inc.**
       Form 10
       Filed October 24, 2013
       File No. 000-55095

Dear Mr. Tan:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Daniel Morris for

             Amanda Ravitz
             Assistant Director

cc (via e-mail): Thomas Wardell, Esq.